Filed by Annaly Capital Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hatteras Financial Corp.

File No.: 001-34030

Annaly Capital Management Q1 Earning Conference Call

May 5, 2016

C: Jessica LaScala; Annaly Capital Management; IR

C: Kevin Keyes; Annaly Capital Management; CEO, President

C: David Finkelstein; Annaly Capital Management; CIO of Agency and Residential Credit

C: Michael Quinn; Annaly Capital Management; Co-Head of Annaly Commercial Real Estate Group

C: Glenn Votek; Annaly Capital Management; CFO

P: Sam Choe; Credit Suisse; Analyst

P: Jessica Ribner; FBR and Company; Analyst

P: Eric; KBW; Analyst

P: Rick Shane; JP Morgan; Analyst

P: Brock Vandervliet; Nomura Securities; Analyst

Operator:  Good morning and welcome to the first quarter 2016 Annaly Capital Management earning conference call.

All participants will be in listen-only mode.  Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero.

After today’s presentation, there will be an opportunity to ask questions.  To ask a question, you may press star then one on your touchtone phone.  To withdraw your question, please press star then two.

Please note this event is being recorded.

I would now like to turn the conference over to Jessica LaScala.

Jessica, please go ahead.

Jessica LaScala:  Good morning and welcome to the first quarter 2016 earnings call for Annaly Capital Management, Inc.

Any forward-looking statements made during today’s call are subject to risks and uncertainties, which are outlined in the risk factors section in our most recent annual and quarterly SEC filings. Actual events and results may differ materially from these forward-looking statements.

We encourage you to read the forward-looking statements disclaimer in our earnings release in addition to our quarterly and annual filings.

Additionally, the content of this conference call may contain time-sensitive information that is accurate only as of the date of this earnings call.  We do not undertake and specifically disclaim any obligation to update or revise this information except as required by law.

During this call we may present both GAAP and non-GAAP financial measures.  A reconciliation of GAAP to non-GAAP measures is included in our earnings release.

Also note that nothing on this call constitutes an offer to sell or a solicitation of an offer to purchase any shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC.

Annaly and its merger subsidiary have filed a tender offer statement on schedule TO.  Annaly has filed a registration statement on form S-4, and Hatteras has filed a solicitation/recommendation statement on schedule 14D-9 with the SEC with respect to the exchange offer.

The exchange offer materials, including an offer to exchange, a related letter of transmittal and certain other exchange offer documents, and the solicitation/recommendation statement contains important information.

Hatteras shareholders are urged to read these documents, as they may be amended from time to time, carefully because they contain important information that holders of Hatteras Securities should consider before making any decision regarding exchanging their securities.

The offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, are available to all holders of Hatteras common stock at no expense to them.

The exchange offer materials and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations Department at 1-888-8Annaly.  Please also note this event is being recorded.

Participants on this morning’s call include Kevin Keyes, chief executive officer and president; David Finkelstein, CIO of Agency and Residential Credit; Glenn Votek, chief financial officer; Michael Quinn and Jeffrey Thompson, co-heads of Annaly Commercial Real Estate Group; and Tim Coffey, chief risk officer.

I’ll now turn the conference over to Kevin Keyes.

Kevin Keyes:  Thank you, Jessica.

Good morning and welcome to the Annaly first quarter 2016 earnings call.  On last quarter’s call, amidst the realities of slowing growth and heightened market volatility, which have only become more pronounced this year, I focused on describing the platform and strategies we’ve put in place to outperform in these demanding markets.

Today, I’d like to center the conversation on certain indicators and operating metrics which differentiate and best illustrate Annaly’s strategy and leading market position.  The first quarter of 2016 continued to be the type of challenging environment we’ve been preparing for, and the type of market conditions that separate the “haves” from the “have nots” in every industry, including ours.

One of the most revealing indicators of performance for any yield manufacturing strategy, especially during heightened volatility, is stability in earnings and book value.  In this quarter, Annaly was once again one of the only mortgage REITs to earn its declared dividend with normalized core earnings while keeping book value basically flat to date.

Over the past eight quarters, our normalized core earnings per share has ranged from $0.29 to $0.34, representing only a 17% differential in earnings — which is 63% less volatile than the peer average in the marketplace.  As we’ve highlighted since the onset of QE3 in the fourth quarter of 2012, liquidity is of paramount importance when operating in this marketplace.

Annaly has been able to generate stable, competitive returns while maintaining the lowest leverage in the sector by far.  This past quarter, our economic leverage of 6.2 times remain nearly 30% lower than the Agency industry average.  And as importantly, unlike most of our competitors, we don’t have to add assets to enhance our future returns.

Specifically, our credit businesses, which have achieved critical mass, currently operate at leverage levels well below the industry averages.  And with the new funding options we’ve recently procured, these facilities will serve to optimize our dedicated capital in each of these strategies, unlocking incremental returns.

In my remarks last quarter, I also discussed our outlook for 2016.  I stated that because of our diversified platform and low leverage profile, we were positioned to quote, “take advantage of current market volatility, expected industry dislocations and the unforeseen opportunities we’ve been waiting for.”

I would signal — I was signaling the benefits of, and our desire for, enhanced size and diversification in this volatile world.  Because of our unique positioning and liquidity, we were able to move quickly and decisively in our acquisition of Hatteras, announced a few weeks ago.

This transaction, now described in more detail in the S-4 we filed today, marks the largest mortgage REIT M&A deal ever.  And further establishes Annaly as the industry leader, growing our pro forma market capitalization to over 20% of the entire industry and increasing our market cap ratio to 17 times the median sized company in the sector.

The acquisition also serves additional strategic and financial differentiation.  David will speak in more detail about the return profile of the portfolio among our other strategies.

But overall, we expect that this transaction will accelerate Annaly’s transformation to becoming the market leading hybrid REIT, expanding our ability to further invest in areas across the Agency, residential credit and commercial credit markets, while enhancing our stability and scale, liquidity, asset and business diversification, all critical differentiators that define industry leadership.

In a market that is clearly in search for yield, I also wanted to address the relative valuations of the mortgage REIT sector.  To simplify, I’d suggest there are a few interrelated market themes, which have impacted valuations, all of which have become more visible to the market recently.  Thereby clarifying valuation parameters and the risk/return equation of the industry, especially for certain participants.

The effects of the numerous macroeconomic challenges and structural market factors which have contributed to slowing growth and declining corporate profits in a highly leveraged world are now finally being realized and manifested in obvious ways.

Investors, especially growth and momentum equity investors, are now finally appreciating the negative impacts and inherent risks of global debt increasing by $73 trillion, over 50%, since the crisis; a rate which outpaces the growth of a global economy by more than 3 times over the same time period.

Sentiment has shifted.  Valuations are contracting in a number of other industries for various reasons, including sectors with declining growth, i.e. technology, lower prices, i.e., energy and mining and/or higher leverage as in the retail and consumer sectors.

As I will describe further, value and yield investing in certain sectors of the equity market has clearly become more rewarding and more easily defensible in 2016.  The impact of slowing global growth and increasing leverage has also affected monetary policy.

Following the central bankers’ leveraged buyout of the global economies, raising the cost of their own financing doesn’t make as much sense any longer in a world now distressed by a lack of free cash flow to repay such debt.

As I have commented, the mortgage REIT industry has been under pressure as “the proxy for liftoff and higher rates.”  Now that there is a broader acceptance of the need for lower rates for longer, the paranoia that has surrounded the sector is beginning to dissipate for the larger, more diversified participants.

Finally, regarding mortgage REIT sector valuations, although beginning to recover for the factors I’ve just mentioned, they are still lagging because of the supply-demand imbalance in the industry.

Our sector has an opportunity now to return to our historical valuations by rationalizing operating models and cost structures, executing additional strategic or financial combinations and attracting the incremental investor looking for income.

Global M&A volume set an all-time high last year for a reason, reaching $4.7 trillion, as other industries realized the benefits of consolidation in this slow growth, highly levered world.

In addition, as depicted in our investor presentation we’ve filed as well, there is a clear and present opportunity to attract the growing investor flows rotating into yield sectors today, sectors which are more highly valued than the mortgage REIT industry.

Currently, there is over $3 trillion invested in the MLP, utilities, bank and asset management industries; approximately 200 companies, which combined, have a weighted average yield of 3.3% with similar leverage profiles.  And yet, are valued at significant premiums to book value.

Given Annaly’s stable earnings, conservative leverage profile, diversified platform, size, premium yield and long term track record, I’m confident this company can continue to reward our current shareholders, while attracting incremental investors in this challenging marketplace where conservatively valued yield options are increasingly difficult to find.

Now I’ll turn the call over to David Finkelstein.

David Finkelstein:  Thank you, Kevin.  As all are aware, the first quarter proved once again to be a challenging environment for investors, as virtually all financial markets exhibited significant volatility.

Most risk assets ultimately recovered from the sell-off which occurred early in the quarter, as global central banks indicated their intention to keep the current high level of monetary policy accommodation for longer than previously anticipated.

During the first quarter, the market volatility provided a window for us to capitalize on opportunities both traditional to Annaly, as well as external opportunities.  With respect to our existing businesses, we added nearly $900 million of gross assets between our commercial, middle market lending and residential credit business lines.

Across these businesses, we are currently seeing levered returns ranging between 9% and 13%, which is consistent with Agency returns, yet has the added benefit of diversification.  These returns are outsized relative to the absolute level of global yield alternatives.  And we believe help to explain the strong performance of our stock, which exhibited a total return of 12.6% for the first quarter.

The pending acquisition of Hatteras is an extension of the capital allocation themes we have highlighted on our past earnings calls.  We believe the anticipated cash-on-cash returns of 10% to 11% from the transaction are competitive relative to returns currently achievable across our other businesses.

And the Hatteras portfolio provides further diversification and optionality to our core Agency business.  With this transaction, we envision credit assets potentially reaching a third of our overall capital by the end of this year, dependent upon how markets evolve over the coming quarters.

Turning back to the first quarter, and beginning with our Agency portfolio, Agency spreads were certainly not immune to the dislocations that plagued markets in the first quarter. Our relatively low leverage, durable cash flow profile, and positive duration enabled us to weather the rates rally without having to change our asset and hedge composition in any meaningful way.

Regarding our outlook for the Agency portfolio, although we anticipate prepayments on our portfolio to increase by roughly 3-4 CPR in the near term as a byproduct of the sharp rally in rates over the quarter, this uptick in speeds is expected to be much less pronounced relative to the mortgage universe given our preference for high quality specified pools. Agency spreads look modestly attractive compared to last quarter, particularly considering the more accommodative posture of central banks.

That being said, we are not planning to increase leverage over the near term, but we do expect our leverage to increase somewhat as we onboard the relatively higher levered Hatteras portfolio. We spent much of the first quarter evaluating the potential fit of the Hatteras portfolio with our own assets, and we continue to feel positive about combination of the two portfolios.

With respect to residential credit, we added roughly $300 million in assets during the quarter. We were certainly cautious of the extreme volatility in credit that characterized the first half of the quarter, but as we said on our last earnings call, “we welcomed this spread widening, as we viewed it as primarily technical along with the decline in broader risk assets, rather than reflective of the fundamentals of the US housing market.”

Consequently, the majority of new assets we acquired were purchased at meaningfully cheaper valuations compared to both the beginning of the quarter, as well as at quarter-end given the ultimate recovery in the sector. Residential credit spreads further improved in the second quarter, supported by both strong fundamentals and broadly more positive risk sentiment on the back of stabilization in markets and more accommodative central bank policy. We believe that both the fundamental and technical landscape in residential credit will remain favorable, and we expect to continue to add modestly to our portfolio as opportunities materialize over the near term.

However, we also do expect that we will see further bouts of volatility in the intermediate term and consequently are mindful of liquidity considerations, particularly given the fact that we expect to onboard roughly of $500 million of Hatteras’ residential credit portfolio in the third quarter.

Now with that I’ll hand it over to Mike to discuss the Commercial business.

Michael Quinn:  Thanks David.

The fundamentals of the US commercial real estate market remain healthy, although some markets and property types are showing early signs of decelerating. In addition, in stark contrast to the situation at the time of our last conference call, the publicly-traded capital markets have improved significantly over the last two months. Equity REIT share prices are up over 15% since early February lows, and now stand only about 5% below all- time highs reached in early 2015.

In the last 60 days, CMBS spreads reversed a widening trend that started in the summer of 2015. AAAs have rallied approximately 40 basis points or 25%, and BBBs have rallied approximately 200 basis points, also a 25% improvement. The moves in the CMBS market have largely followed the broader rally in credit markets.

Turning to transaction volumes, first quarter 2016 acquisition activity was significantly below 2015, and mark the first quarter we have seen volume decline on a year-over-year basis since the last crisis.  $111 billion of property traded hands in the first quarter, a year-over-year decline of 20%. In addition, the most recent monthly results indicate an even weaker market, with transaction volume down 39% in February.

In addition, the most recent monthly results indicate an even weaker market, with transaction volume down 39% in February and 25% in March. CMBS volume was also significantly lower with $19 billion of issuance in the first quarter, a 30% decline. As we observed on our last conference call, property pricing has leveled off but not yet been impacted negatively by the slowing transaction activity.

As of March 31, 2016, our commercial real estate portfolio stood at $2.6 billion. Net of leverage and one senior loan held for sale, our net economic capital invested in commercial real estate was approximately $1.4 billion and is producing a leveraged yield of 9.2%. We added $365 million of assets in the first quarter with an economic interest of $172 million, generating a leveraged yield of 9.6%.

We continue to evaluate new business opportunities, but have been very patient in committing to new deals. We believe that the elevated maturity wave approaching and increased regulation on other market participants will provide an attractive flow of opportunities in future quarters, and we could increase our investment activity when our typical, high quality borrowers feel bullish about committing fresh equity to new deals. Preservation of capital is our priority while we provide our shareholders with longer term, primarily floating rate cash flows as a strategic complement to our Agency portfolio.

And with that I would like to turn it over Glenn to discuss our financial results.

Glenn Votek: Thank you Mike, and good morning.

I will provide a brief overview of certain key financial highlights in the quarter before opening the call up for your questions

So beginning with our GAAP results, we reported a net loss of $868.1 million, or $0.96 per share versus Q4 net income of $669.7 million, or $0.69 per share.  The quarterly change was largely attributable to unrealized market to market value changes on interest rate swaps, resulting from lower rates during the quarter, and higher estimated premium amortization expense due to an increase in projected CPRs versus the prior quarter.

On a normalized basis, our normalized core earnings were $291.8 million or $0.30 per share that compares to $0.31 per share in the prior quarter. Normalized Core ROE was just under 10% at 9.9% and that compares to 10.3% for the prior quarter. Primary factors contributing to the quarterly results were higher repo expense of about $0.02 a share, and lower dollar roll income of a penny partially offset by increased interest income from the commercial portfolio and lower swaps expense that, combined, represented about $0.02 a share.

Our projected CPR at period end was 11.8%, which was up about 300 basis points from last quarter’s 8.8% as the 10 year Treasury rate decreased by about 50 basis points and forward swap rates declined by about 60 basis points. This led to a significant increase in estimated premium amortization expense recorded in the quarter. At Q1 reported premium amortization expense was $356 million versus $160 million for Q4, now that’s before a premium amortization adjustment of about $0.19 a share.

The weighted average experienced CPR for the quarter was down for the quarter at 8.8% versus 9.7% the prior quarter. The combination of both higher funding cost as well as higher amortization expense resulted in lower net interest margin as well as a modest decline in spread. Total operating expenses were flat versus Q4 at approximately $48 million.

Turning to the balance sheet, residential investment securities were relatively flat, although as David mentioned, we had about $300 million of growth in the resi credit portfolio, it reached $1.7 billion in the quarter.  And within the commercial investment portfolio, corporate debt grew by about $150 million.  Now the combine credit investments portfolio now represents about 25% of capital.

Our repo balances were down about $1.8 billion and were replaced largely by FHLB funding of a comparable amount. And book value declined slightly to $11.61 a share.

Leverage, as traditionally reported, was 5.3x, where it’s in contrast to our economic leverage, which captures the effect of TBA contract was up slightly at 6.2x.

And a final thought on the Hatteras transaction, we have put in place a comprehensive integration framework, which includes a dedicated integration management office that’s responsible for execution, and have been actively implementing a detailed integration project plan which spans each of the various functional areas that — will need to be addressed. And we’re off to a very good start on that.

With that, (Yiota), we are ready to open it up for your questions.

Questions and Answers

Operator: Excuse me, we will now begin the question and answer session. To ask a question you may press star then one on your touch-tone phone. If you are using a speaker phone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two.

At this time we will pause momentarily to assemble our roster.

The first question comes from Douglas Harter with Credit Suisse.

Mr. Douglas, please go ahead.

Sam Choe: Hi, this is actually Sam Choe filling in for Doug. I know you guys provided good color on the overall leverage level going forward, but I was just wondering if after the HTS acquisition goes through, whether maybe the leverage levels might change categorically for like maybe the agency portfolio and the credit portfolios?

David Finkelstein: Yeah. Hi, Sam. This is David Finkelstein. You know, as I said in my initial comments with — under current market conditions, we do expect to on-board the Hatteras portfolio and have our leverage slightly pickup somewhat consistent with the — with the pro forma analysis that — that we prepared.

With respect to the individual business lines, you know, we do have — the intention to more optimize the use of our capital as our credit positions evolve. But I would not expect any material change = in our posture beyond that.

Sam Choe: So just assuming kind of more of the same is kind of a good — run - (run rate) - in my...

David Finkelstein: Yes.

Sam Choe: Is that - Okay. All right.

David Finkelstein: Yeah.

Sam Choe: Yeah...

Kevin Keyes: What I would add, Sam, is in my comments I talked about the credit businesses, which are on our balance sheet. Relatively speaking, they do not really stand out. But relative to the market, they are sizable and now that (we’ve) reached that scale for both commercial real estate, middle market lending and also residential credit, all three businesses were in a position now to optimize the capital with — with structure or alternative leverage, which we have not done to this point.

So you’re going to see, frankly, a more efficient use of the capital and implicitly when I say that more efficient, there is incremental returns that we can offer without having to go out — and raise assets.

Sam Choe: Got it. And my second and final question is, did I hear correctly that you guys are targeting equity allocation to credit investment to range about a third of your portfolio - going...

David Finkelstein: Yeah, potentially. This is David again. Potentially, but it’s all dependent on how markets evolve over the coming quarters. But - yes.

Sam Choe: Got it. All right, thank you so much.

Operator: The next question comes from (Jessica Ribner) with (FBR and Company). Miss (Ribner), please go ahead.

(Jessica Ribner): Good morning, guys. Thank you so much for taking my questions.

Kevin Keyes: Good morning.

(Jessica Ribner): I guess it’s a couple of things. Can we assume that you are done with your buyback, or are you still kind of opportunistically evaluating your stock and kind of market conditions?

Kevin Keyes: Well, we’re never done with any strategy. I think, you know, of our four businesses that we have basically 20 options organically underneath the four businesses; agency, resi, credit, commercial and middle market lending. And I would say the buyback and external options are really 21, number 22 and that’s not in rank of chronological - or any sort of prioritization. That’s just our whole menu.

So the buyback, you saw we executed additional repurchases that settled this first quarter, given the volatility. But you also saw what we did in April, you know, with the acquisition of Hatteras. So to me that’s — that is really the spectrum of what we’re capable of doing and I think the most important takeaway it that we have all these alternatives and we compare and contrast the risk and returns of them every day.

But in the world that is this volatile, and I’ve been listing to earnings calls over the past couple of weeks and I think, you know, any platform that has options amidst this volatility is much better off. So the buyback is one of them, but clearly, you know, the Hatteras transaction when we’re able to add to earnings and book value and grow the capital base of the company and the diversification of the portfolio. You know, frankly, I’d much rather do that type of transaction for our shareholders than just, you know, a point in time repurchase.

(Jessica Ribner): That’s fair. And then - you know, kind of a question piggybacking off of that, how do you view the M&A landscape, you know, going forward, both for you and just the sector as a whole? Understanding that it’s going to take some time for you to board Hatteras and - and, you know, really get comfortable with that.

Kevin Keyes: Yeah. It’s a good question. I mean, I think - the way we look at it, and we have been looking at it for years, you know, as we grew the company internally and we diversified — we brought in a lot of diversified talent as well. So the first goal was to grow organically in the last couple years when the market’s been fairly challenging and protect our capital.

You know, to fast forward to today, now that we have the talent, the infrastructure, the systems, the platforms to onboard additional companies like Hatteras, I think we’re in a position to — to be, you know, more offensive or go on the offense when we choose to.

I would say our industry, as I mentioned in my comments, is not unlike any other today. I think every other industry sector, and I am not exaggerating, is really challenged by, you know, what’s going on in the economy, what’s going on in - you know, pockets of — of different parts of the financing world and banking regulation and — and everything else that people are lamenting.

But I think M&A and consolidation and rationalization makes a lot of sense when certain platforms are not — when I talk about haves and have-nots, certain platforms are just not going to be able to do what they’ve been doing in the past.

So, we are forward-looking here.  We’re forward-thinking.  I think we are set up to do a lot of different things, which has been our goal.  We’ve spent a lot of money to do this and haven’t charged the shareholders to do it.

So I think the landscape is open.  I think our sector, you know, again, not unlike other sectors, could use some rationalization.  I’ll end with an analogy.  You know, the equity REIT world, which I used to advise in years ago, you know, in its formative stages back in — there’s plenty of different windows you can look at it in any industry — but in its formative stages in the early 2000s, the market cap of that sector grew from, you know, doubled in a couple of years, $200 billion to $400 billion from 2003 to 2005.

In those three years, there was also $115 billion of M&A, of strategic and financial combinations.  So 30 percent of the market cap — the total market cap was actually taken out while it doubled.  So I think — and that was a healthy way for the best companies to not just survive, but to thrive.

So I’m really focused on being the best company, not just necessarily in the mortgage REIT sector, but in all the sectors that we are now playing in.  And if we can capitalize on external growth opportunities to maintain our advantage in the future, we’re going to do that.

(Jessica Ribner):  Okay, great.  Thank you very much.

Kevin Keyes:  Thanks, (Jessica).

Operator:  The next question comes from (Bose George) with KBW.

Mr. (George), please go ahead.

(Eric):  Thanks.

Good morning, guys.  It’s actually (Eric) on for (Bose).

First question is;  How do you think the issuance of a single security from the GSEs could impact your business?  And I guess in a similar vein, do you think the issuance of a conforming securitization by Chase last month can be a meaningful part of the market?

David Finkelstein:  This is David.

So, to your first question with respect to the single security issue.  This has been in the works for almost the last four years, between the initial plans.  And, you know, we’re — they are making quite a bit of progress.  And so we’re looking forward to the evolution of that.

I think from the standpoint of market liquidity, it will help liquidity after there is an initial call it a bout of uncertainty, but ultimately having a single security where both Fannie and Freddie can issue into will broaden the — the asset base in an individual per-coupon basis so you’ll have deeper markets for individual coupons.  And it will — it will lead to probably a cleaner volume of trading, less differentiation and — and overall more liquidity.

With respect to the Chase deal, the safe harbor deal, I think is what you’re referring to.  We did not participate in that deal.  It is obviously a good deal, you know, for Chase, as well as for the buyers of that security.

With respect to the evolution of these types of deals that provide capital relief and other benefits, both to the issuer and the market, we think that’s going to continue.  You know, for housing finance to kind of get through some of these regulatory issues, financial markets have to evolve to accommodate some of the frictions.  And that’s an example of that.  And we’re seeing a lot more of those.  And we think it’s a healthy thing for the market.

(Eric):  That makes perfect sense.  And I guess my second question is on valuation.  And I think this speaks directly to your opening comments, Kevin.

You know, the mental model that we use around valuation for not only mortgage rates, but most funds with a liquid portfolio of assets is that valuation may deviate from that asset value temporarily, but should revert back usually over the course of a business cycle.  And one of the things we saw in the Hatteras deal and what it demonstrated was that even a liquid portfolio of CUSIPs doesn’t necessarily need to be valued at par.

So my question is whether you think we and others who actively follow this space in general should adjust or even ignore that mental model, or even using a new metric to assess intrinsic value if the expectation for low interest rates is expected to persist?

Kevin Keyes:  You know, I think valuation, when you just speak in terms of metrics, you know, there’s the whole academic part of it which, you know, I think your question is really leaning towards that.  You know, I think what I would say is really we’ve — we view our businesses very simplistically, and whether — whether it’s, you know, five years ago or looking five years forward, especially in credit.  And what we’re focused on is really cash-on-cash returns in any of our four businesses.

So, you know, what multiple the market will give us for our earnings or for those cash returns, to your point, it has always been cyclical and we are kind of bouncing along the bottom in terms of book value multiples and net asset value appreciation by the market.

So, what I would say in saying all that, you know, we worry about just cash-on-cash, producing returns that are as risk-free as we possibly can.  We are very aware of our shareholders and the type of shareholders that we have and why they own us, especially in this world that’s bouncing around, you know, not just every day, but for the past really since last summer.

So we want to make sure that we’re protecting capital while producing these returns.  I would say, you know, I don’t think I’m going out on a limb to say that valuations are typically tied to market performance and supply.  And our sector, you know, just like other sectors, frankly, issued too much supply in too short of a timeframe, and I would argue at the wrong time.

So, the sector needs to gain back credibility, frankly.  I think if we rationalize some of these models — and I’m not just talking about buying and selling.  I think there’s a lot of things a company can do to clean up and become more efficient.  I think that has to happen in our industry.  I think if that happens, along with, you know, some proven performance, continued proven performance going forward, you know, should the valuations revert to the mean, you know, like you said, it usually happens.

But there are certain critical things, as I mentioned in my comments, that I think have to happen before we get full credit for our platforms from the institutional and retail shareholders.

And I think we’re trying to do that.  And I think, you know, whether we get that recognition tomorrow or next week, we are focused on obviously, you know, any CEO says this, but I think any good CEO knows that, you know, the next five years are more important than the next five days and that’s what we’ve — that’s what we’re focused.

(Eric):  Great.  That’s really helpful Kevin, thanks.

Kevin Keyes:  Thank you.

Operator:  The next question comes from Rick Shane with JP Morgan.

Mr. Shane, please go ahead.

Rick Shane:  Thank you.  Thanks guys for taking my questions this morning.  Look, there’s been a fair amount of discussion both from management and from my peers on the phone about valuation and the rationality of what’s going on in terms of how the market is looking at your equities.

I’m really curious.  I think the thing that surprised us the most during the quarter, during the first quarter, was the volatility around Agency MBS.  I would have thought that in a flight to quality market, we would have seen more price stability, tighter spreads throughout the quarter.

And we didn’t necessarily see that.  I’m curious, your take on what’s going on in the Agency markets.  Is there something structural that’s changing or are we just seeing — are we in a period where correlations for assets that might not necessarily be correlated approached one?

David Finkelstein:  Rick, this is David.  You know Agency MBS remain one of the most liquid assets in the world.  With — whether it should participate in a flight to quality has a lot to do with the level of rates.

What we saw in Q1 was a very sharp rally where mortgage rates got inside at 3.75.  And we had what we considered to be somewhat of a convexity event in so far as prepayments were obviously expected to rise and that hurt mortgage performance.

And that was a significant factor that we think influenced performance of the Agency MBS sector.  Now, yes, Agency MBS is certainly, you know, amongst the highest credit quality assets or the next Treasuries that exist in the market.

But when you have other factors that impact performance like prepayments and like the convexity profile, that can keep it in participating along with Treasuries certainly and not quite the quality.

Rick Shane:  Got it.  So you really attribute it to less structural changes in terms of, you know, (taper) or changes in the repo markets more, really to traditional convexity in your markets?

David Finkelstein:  I would say so.  I mean the repo market’s been pricing in, you know, more cost associated with financing for quite some time.  And I think the market doesn’t expect the Fed to cease purchases for, for a considerable period of time.

So, generally I would say it was a convexity concern and actually, that’s somewhat evidenced by the fact that specified pools within the Agency realm actually did quite well, you know, indicating their better convexity profile and higher price appreciation with the rally.

Rick Shane:  Got it.  Okay.  Great.  That’s very helpful.  Thank you guys.

Operator:  The next question comes from Brock Vandervliet with Nomura Securities.

Mr. Brock, please go ahead.

Brock Vandervliet:  Thanks for taking the question and good morning.  Just a housekeeping note on the FHLB line.  I was under the impression that, although you can keep that line for a very long period of time, you couldn’t make new draws after the FHA decision.

Clearly that’s incorrect.  Can you describe your ability to make further draws on that?

David Finkelstein:  Brock, this is David.  You are correct.  The decision came down in January.  We had to increase that line prior to that decision coming down.

Brock Vandervliet:  Got it.  Okay.  And as a follow-up for the commercial real estate team, you noted in the opening remarks some signs of slowing.  It certainly looks that way with the volume decline, spread widening, this CMBS conduits wounded or shut down.  What do you think this slow down is going to look like?  And how would you dimension that in terms of cap rate change or some other metrics that you may look at?

Michael Quinn:  Well look, I — this is Mike.  I think the — what the — the commercial market is cyclical right?  So it’s going to follow economic conditions.  It always has and I believe it always will.

From a cap rate perspective, you know, we don’t, we don’t see a lot of right now.  And assuming, you know, the 10-year at sub 2% stays where it is.  I think it’s a very, very — you know, cap rates are very, very widespread to that level.

So, I really don’t want to anticipate any significant changes from a cap rate perspective.  And I think what we’re watching closely is just fundamental performance.

So, supply and demand conditions in, you know, particular markets where we invest in.  So, you know, I don’t see growth going negative at this point.  I think we mentioned decelerated, which is a slowing of growth, but markets are still growing.

So, as of this point, I don’t think we anticipate any significant changes.  But, look, we’re watching these markets very, very closely and we analyze, you know, every deal on its own very specifically with respect to local market conditions.  So, that’s, that’s, that’s what I think I would say about that one.

Brock Vandervliet:  Okay.  Great.  Thank you.

Operator:  Again, if you have a question please press star then

(AUDIOGAP)

Once again, to register for a question, please press star, then one.

This concludes our question and answer session.  I would like to turn the conference back over to Mr. Kevin Keyes for any closing remarks.

Kevin Keyes:  Thanks everyone for your interest in Annaly and we look forward to talking to everyone soon.  Thank you.

Operator:  Ladies and gentleman, the conference has now concluded.  Thank you for attending today’s presentation.  You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction with Hatteras, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond Annaly’s control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of Annaly to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including two-thirds of Hatteras’ common shares being validly tendered into the exchange offer; required regulatory approvals; business disruption following the merger; and the other risks and important factors contained and identified in Annaly’s and Hatteras’ filings with the Securities and Exchange Committee (“SEC”), such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this communication are made only as of the date hereof.  Annaly undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC.  Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and Hatteras has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HATTERAS SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HATTERAS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Hatteras common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159).

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Annaly and Hatteras file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and Hatteras at the SEC public reference room at 100 F Street, N.E.,

Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and Hatteras’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.